SUB-ITEM 77D:  Policies with Respect to Security Investments

Morgan Stanley Technology Fund

Put and Call Options
The Fund may purchase and write put options and write covered call options with respect to securities, stock indices and Exchange Traded Funds representing indices. The Fund may use put and call options to protect against a decline in securities prices or an increase in prices of securities that may be purchased.